SCHEDULE 13G

Amendment No. 0
GHL Acquisition Corp
Common Stock
Cusip #36172H108


Cusip #36172H108
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	0
Item 6:	0
Item 7:	5,105,200
Item 8:	0
Item 9:	5,105,200
Item 11:	11.997%
Item 12:	    HC


Cusip #36172H108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	5,105,200
Item 8:	0
Item 9:	5,105,200
Item 11:	11.997%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		GHL Acquisition Corp

Item 1(b).	Name of Issuer's Principal Executive Offices:

		c/o Greenhill & Co
		300 Park Avenue
		New York, NY  10022


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		36172H108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	5,105,200

	(b)	Percent of Class:	11.997%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	0

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	5,105,200

	(iv)	shared power to dispose or to
direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of GHL Acquisition Corp. The interest of one person, Fidelity Advisors Mid Cap Stock Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of GHL
Acquisition Corp, amounted to 2,846,040 shares or 6.688% of the total outstanding Common Stock at February 29, 2008.
The interest of one person, Fidelity Destiny II, an investment company registered under the Investment Company Act of 1940, in the Common Stock of GHL Acquisition Corp, amounted to 2,259,160 shares or 5.309% of the total outstanding Common Stock at February 29, 2008.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 07, 2008
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated March 5, 2008 by and on behalf of FMR Corp. (now known as FMR LLC) and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,105,200 shares or 11.997% of the Common Stock outstanding of GHL
Acquisition Corp ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of GHL Acquisition Corp owned by the investment companies at February 29, 2008 included 2,552,600 shares of Common Stock resulting from the assumed conversion of 2,552,600 shares of GHL
ACQUISITION CORP WT (1 shares of Common Stock for each share of Warrant).

	The ownership of one investment company, Fidelity
Advisors Mid Cap Stock Fund, amounted to 2,846,040 shares or 6.688% of the Common Stock outstanding. Fidelity
Advisors Mid Cap Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity
Destiny II, amounted to 2,259,160 shares or 5.309% of the Common Stock outstanding. Fidelity Destiny II has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 5,105,200 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 07, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of GHL Acquisition Corp at February 29,
2008.

	FMR LLC

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter by and on behalf of FMR Corp.
(now known as FMR LLC) and its direct and indirect
subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter by and on behalf of Edward C.
Johnson 3d

	Fidelity Management & Research Company

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter Senior V.P. and General Counsel

	Fidelity Advisors Mid Cap Stock Fund

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter Secretary

	Fidelity Destiny II

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter Secretary